

March 19, 2014

Via E-mail
Paul A. Pittman
Executive Chairman, President and
Chief Executive Officer
Farmland Partners Inc.
8670 Wolff Court, Suite 240
Westminster, CO 80031

    Re: Farmland Partners Inc.
            Amendment No. 2 to Registration Statement on Form S-11
            Filed March 11, 2014
            File No. 333-193318

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your disclosure on pages 8 and 9 regarding your acquisition pipeline. In particular, we note the statement that: "As of the date of this prospectus, we have identified and are in the various stages of reviewing and negotiating 15 potential farm acquisitions comprising an aggregate of approximately 43,000 acres of farmland with an estimated aggregate purchase price of approximately $151 million, based on our preliminary discussions with sellers and our internal assessment of the values of the farmland." You further state that you "do not believe any of the acquisitions are probable at this time." To the extent these acquisitions are not probable, please revise your disclosure to (i) remove any reference to your "acquisition pipeline," (ii) more specifically describe your interactions with any potential sellers, (iii) explain, as applicable, that the purchase price refers to a listed sale price or your internal assessment and not from any negotiations with potential sellers, (iv) briefly describe how sales of farmland differ from more traditional property sales, including the impact of timing and

due diligence, and (v) confirm to us that you and your counsel continue to believe that no acquisitions are currently probable.

2.   We note your revised disclosure on page 117. Please provide us with support for the additional chart you have included. Clearly mark the specific items in the supporting materials that support the chart. The requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process.

Summary Risk Factors, page 9

3.   We note the third risk factor you have identified on the cover page of your prospectus. While we note that your summary risk factors section on page 9 identifies the risks associated with the related party leases, please revise to also include the risks related to the other conflicts of interest that you have identified on the cover page of your prospectus.

Principal Stockholders, page 140

4.   Please confirm that this table will include disclosure regarding shareholders owning greater than 5% of your common stock and OP units immediately following the completion of your offering. Please refer to Item 403 of Regulation S-K. For example only, please confirm that Pittman Hough Farms LLC will not own greater than 5% of your common stock and OP units immediately following the completion of the offering or revise your table as appropriate.

Note 1 – Adjustments to the Pro Forma Consolidated Balance Sheet, page F-6

(D), page F-6

5.   Your response to comment 7 from our letter dated March 6, 2014 indicates that all of the $0.7 million represents offering costs and that formation costs were expensed and included in professional fee expense on the Company's predecessor's statement of operations. However, your disclosure still indicates that the costs of the formation transaction will be charged against the gross offering proceeds upon completion of the Offering. Please clarify and revise your disclosure accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact William Demarest at (202) 551-3432 or me at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Beth Frohlichstein at (202) 551-3789 or Jennifer Gowetski at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jessica Barberich

Jessica Barberich
Assistant Chief Accountant

cc: John Good, Esq. (Via E-mail)